MRV Communications, Inc.

20415 Nordhoff Street

Chatsworth, CA  91311

August 30, 2012

U.S. Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

BY EDGAR

FOR ATTENTION: RUSSELL MANCUSO, BRANCH CHIEF

DIVISION OF CORPORATION FINANCE

Ladies and Gentlemen:

Reference is made to the comment letter dated August 27, 2012 in respect of MRV Communications, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on August 9, 2012 (File No. 001-11174) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).  Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

Summary Term Sheet with Respect to Proposed Sale of Alcadon, page 7

1.            We note your disclosure that you have not yet entered into a definitive agreement for the sale of Alcadon to Deltaco, and that the terms presented in your preliminary proxy statement are subject to negotiation. Please tell us how you determined that it is appropriate to submit this proposal to shareholders prior to entering into a definitive agreement, explaining in detail how you determined that the disclosure in your document provides adequate information for shareholders to make an informed voting decision.  In your response, please address the adequacy of your disclosure regarding the specific terms of the proposed transaction, including the purchase price, representations and warranties, and the material terms of the escrow agreement. Also, provide us your analysis of whether you would be required to resolicit proxies if the terms of the transaction were to change.  Cite all authority upon which you rely.

Response.  The Company wishes to advise the Staff that we are in the process of finalizing the stock purchase agreement with Deltaco.  The Company proposes to modify the relevant disclosure in the Proxy Statement relating to the sale of Alcadon to Deltaco to reflect the current terms of the draft agreement.  The Company believes that it is appropriate to submit the proposal to stockholders prior to entering into a definitive agreement as the Company does not anticipate that the ultimate definitive agreement will contain terms that differ materially from the terms described in the Proxy Statement.  Specifically, we do not anticipate that the final terms relating to the purchase price, the

Mr. Russell Mancuso, Branch Chief

Division of Corporation Finance

August 30, 2012

representations and warranties and the terms of the escrow agreement as we describe such terms in the Proxy Statement, will differ materially from the related terms in the definitive agreement.

Section 271 of the General Corporation Law of the State of Delaware,1 which governs sales of all or substantially all of a corporation’s assets, permits corporations to solicit and obtain stockholder approval of the sale in advance of board approval of the definitive terms of a specific transaction.2  Section 271 therefore differs from the General Corporation Law provision regarding mergers, which expressly requires directors to approve a specific agreement prior to stockholder action.3

In Clarke Memorial College v. Monaghan Land Co., the Delaware Court of Chancery upheld a stockholder resolution authorizing the directors of a corporation to sell all real estate held by the corporation upon such terms and conditions as the directors deemed in the best interest of the corporation and its stockholders, subject only to the requirement that the corporation receive not less than a specified minimum amount as a result of the transaction.4  The Court explained that while Section 271 requires stockholders to receive at least 20 days’ notice of a proposed sale, the statute does not require that stockholders receive notice of, or approve, the precise terms of the proposed sale.5

In 1990, the Court of Chancery considered a challenge to an asset sale in Russell v. Morris.6  The Court affirmed that the stockholders of a Delaware corporation may approve a sale of assets pursuant to Section 271 in advance of board approval of a specific deal, subject only to the limitation that stockholders must approve the basic financial parameters of the prospective transaction.7  The Court in Russell ultimately concluded that the asset sale was invalid because, among other things, stockholders approved only “general guidelines” for the asset sale rather than financial parameters.8

In light of this authority, we determined that it was appropriate to submit a proposal regarding the sale of Alcadon to stockholders prior to entering into a definitive agreement with Deltaco.  In particular, the Letter of Intent, attached as Annex D to our Proxy Statement, goes far beyond outlining “general guidelines,” and provides stockholders with the information necessary to understand and approve financial parameters for the sale of Alcadon, as required by Russell.  Further, since the date of filing the preliminary

1 8 Del C. § 271.  The discussion regarding Delaware law herein is based on advice from Richards, Layton & Finger, P.A., the Company’s special Delaware law counsel.

2 See 2 David A. Drexler et al, Delaware Corporation Law and Practice § 37.02, at 37-3 (2004 Supp. 2011).

3 See 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 10.3, at 10-15 n.45 (3d ed. 1998 Supp. 2012).

4 257 A.2d 234, 237 (Del. Ch. 1969).

5 Id. at 240.

6 1990 WL 15618 (Del. Ch. Feb. 14, 1990).

7 Id. at *4 n.1; see also 2 Edward P. Welch et al., Folk on the Delaware General Corporation Law § 271.3.5, at GCL-X-19 (5th ed. 2006 Supp. 2012).  Clarke teaches that such parameters need not be elaborate; there the stockholder approved only a minimum price of $2.4 million for the transaction.  257 A.2d at 237.

8 Russell, 1990 WL 15618, at *5.

Mr. Russell Mancuso, Branch Chief

Division of Corporation Finance

August 30, 2012

Proxy Statement, we have progressed in our discussions with Deltaco, and are able to provide further information in the disclosure related to that proposed transaction.

If the terms of the transaction change to the extent that the disclosure previously provided to stockholders is materially misleading, or if the waiver of any material condition to the consummation of the transaction renders such previously provided disclosure materially misleading, the Company will re-solicit proxies.

Pro Forma Financial Statements, page 66

2.            Please revise your filing to comply with the updating requirements of Rule 11-02 of Regulation S-X.

Response:  The Company acknowledges the Staff’s comments and confirms that it will comply with the updating requirements of Rule 11-02 of Regulation S-X.

***

We will provide Mr. Louis Rambo with our proposed modifications to the Proxy Statement, in response to your comments.  We will also file a definitive proxy statement on Schedule 14A upon acceptance of our proposed changes.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission.  It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at (818) 773-0900 ext. 276 or contact Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Yours faithfully,

/s/ Jennifer Hankes Painter

Vice President, General Counsel and Secretary

MRV Communications, Inc.

cc:                              Steven Suzzan

Louis Rambo